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Sarah K. Solum

Davis Polk & Wardwell LLP	650 752 2011 tel
1600 El Camino Real	650 752 3611 fax
Menlo Park, CA 94025	sarah.solum@davispolk.com

November 18, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Perry J. Hindin

Re:

Pivotal Software, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed on November 4, 2019

File No. 001-38460

Amendment No. 1 to Schedule 13E-3

Filed on November 4, 2019

File No. 005-90452

Ladies and Gentlemen:

On behalf of our client, Pivotal Software, Inc. (“Pivotal”), we are submitting this letter in response to oral comments from the Staff (the “Staff”) of the Securities and Exchange Commission communicated by telephone on November 14, 2019 relating to our letter to the Staff dated November 13, 2019 (the “Response Letter”),  Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (as amended, the “Proxy Statement”), filed on November 4, 2019, and Amendment No. 1 to the Schedule 13E-3 (as amended, the “Schedule 13E-3”), filed on November 4, 2019. In response to the Staff’s oral comments, Pivotal intends to include additional disclosures in the Company’s definitive proxy statement on Schedule 14A pursuant to the proposals set forth in this response letter. Attached as Exhibit A hereto is a changed pages only markup showing the proposed changes to the Proxy Statement.

For ease of review, the oral comments of the Staff have been reproduced herein in summary form. All page references in the response are to the Proxy Statement and Schedule 13E-3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Proxy Statement and Schedule 13E-3.

November 18, 2019

We represent Pivotal only. To the extent the response relates to information concerning any of the persons filing the referenced Schedule 13E-3 (together with Pivotal, the “Filing Persons”), such response is included in this letter based on information provided to Pivotal and us by such other entities or persons or their respective representatives.

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1.              We note the response to comment no. 8 in the Response Letter. Please revise to clarify the source of information used in the analyses summarized in the Goldman Sachs Presentations.

Response: We respectfully advise the Staff that the disclosure on pages 74 and 75 will be revised to address the Staff’s comment as marked on Exhibit A.

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November 18, 2019

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (650) 752-2011 or sarah.solum@davispolk.com or Bryan M. Quinn at (650) 752-2081 or bryan.quinn@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sarah K. Solum

Sarah K. Solum

cc:                     Andrew M. Cohen, General Counsel and Corporate Secretary, Pivotal Software, Inc.

Christopher Ing, Associate General Counsel, Pivotal Software, Inc.

Amy Fliegelman Olli, Senior Vice President and General Counsel, VMware, Inc.

Robert L. Potts, Senior Vice President, Corporate Securities & Finance Counsel and Assistant Secretary, Dell Technologies Inc.

Alan F. Denenberg, Partner, Davis Polk & Wardwell LLP

Tad J. Freese, Partner, Latham & Watkins LLP

Mark M. Bekheit, Partner, Latham & Watkins LLP

Martin W. Korman, Partner, Wilson Sonsini Goodrich & Rosati Professional Corporation

Todd Cleary, Partner, Wilson Sonsini Goodrich & Rosati Professional Corporation

Ethan Lutske, Partner, Wilson Sonsini Goodrich & Rosati Professional Corporation

Barbara L. Becker, Partner, Gibson, Dunn & Crutcher LLP

Saee M. Muzumdar, Partner, Gibson, Dunn & Crutcher LLP

William R. Dougherty, Partner, Simpson Thacher & Bartlett LLP

Atif I. Azher, Partner, Simpson Thacher & Bartlett LLP

Naveed Anwar, Partner, Simpson Thacher & Bartlett LLP

Via electronic mail and EDGAR.

3

Exhibit A

Proposed Markup

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 14A Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. 1) Filed by the Registrant IX Filed by a Party other than the Registrant D Check the appropriate box: IX D D D D Preliminary Proxy Statement Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) Definitive Proxy Statement Definitive Additional Materials Soliciting Material under §240.14a-12 Pivotal Software, Inc. (Name of Registrant as Specified In Its Charter) (Name of Person(s) Filing Proxy Statement, if other than the Registrant) Payment of Filing Fee (Check the appropriate box): D IX No fee required. Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11. (1) Title of each class of securities to which transaction applies: Class A common stock, par value $0.01 per share (the ‘‘Class A common stock’’), of Pivotal Software, Inc. (‘‘Pivotal’’) and Class B common stock, par value $0.01 per share (the ‘‘Class B common stock’’), of Pivotal. (2) Aggregate number of securities to which transaction applies: As of October 15, 2019, (a) 104,637,970 shares of Class A common stock issued and outstanding (to be cancelled in exchange for a cash payment of $15.00 per share), (b) 131,306,110 shares of Class B common stock issued and outstanding (excluding the shares of Class B common stock beneficially owned by VMware, Inc. (‘‘VMware’’)), which are convertible into an equal number of shares of Class A common stock (each share of Class B common stock to be exchanged for 0.0550 of a share of Class B common stock of VMware, par value $0.01 per share), (c) 23,666,601 shares of Class A common stock underlying outstanding options that are vested or outstanding options held by non-employee directors of Pivotal, in each case with an exercise price less than $15.00 per share (to be cancelled in exchange for a cash payment of $15.00 per share less the applicable exercise price (the ‘‘cashed-out options’’)), (d) 8,863,611 shares of Class A common stock underlying outstanding and unvested options after the merger with an exercise price less than $15.00 per share (which, if held by continuing employees after the merger (as defined in the merger agreement), will be substituted with options (the ‘‘substituted options’’) to purchase shares of Class A common stock of VMware, par value $0.01 per share (the ‘‘VMware Class A common stock’’)), (e) 41,007 shares of Class A common stock underlying outstanding and vested restricted stock units (‘‘RSUs’’) and outstanding and unvested RSUs held by non-employee directors of Pivotal (to be cancelled in exchange for a cash payment of $15.00 per RSU (the ‘‘cashed-out RSUs’’)), (f) 15,922,544 shares of Class A common stock underlying outstanding and unvested RSUs (which, if held by continuing employees after the merger (as defined in the merger agreement), will be substituted with RSUs for shares of VMware Class A common stock (the ‘‘substituted RSUs’’)) and (g) a maximum of 1,040,000 shares of Class A common stock underlying outstanding purchase rights under Pivotal’s 2018 Employee Stock Purchase Plan (the ‘‘ESPP purchase rights’’). (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Solely for the purpose of calculating the filing fee, the aggregate value of the transaction was calculated based on the sum of (a) 104,637,970 shares of Class A common stock issued and outstanding multiplied by $15.00, (b) 131,306,110 shares of Class B common stock issued and outstanding, which are convertible into an equal number of shares of Class A common stock, multiplied by $14.98, which is the average of the high and low prices for shares of the Class A common stock as reported on the New York Stock Exchange on October 28, 2019, calculated in accordance with Exchange Act Rule 0-11(c)(1)(i), (c) 23,666,601 cashed-out options multiplied by $7.46 (which is the difference between $15.00 and $7.54, the weighted average per share exercise price of such options), (d) 8,863,611 substituted options multiplied by $5.28 (which is the difference between $15.00 and $9.72, the weighted average per share exercise price of such options), (e) 41,007 cashed-out RSUs multiplied by $15.00, (f) 15,922,544 substituted RSUs multiplied by $15.00 and (g) 1,040,000 ESPP purchase rights multiplied by $15.00. In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.0001298 by the sum of the preceding sentence. (4) Proposed maximum aggregate value of transaction: $4,014,941,052.34 (5) Total fee paid: $521,139.35 (includes $512,813.49 paid on October 10, 2019 and $8,325.86 paid on November 4, 2019) D IX Fee paid previously with preliminary materials. Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. (1) Amount Previously Paid: $512,813.49 (2) Form, Schedule or Registration Statement No.: Schedule 14A (3) Filing Party: Pivotal Software, Inc. (4) Date Filed: October 10, 2019 Proposed Markup 11.18.19

be used and relied upon by Goldman Sachs in connection with the preparation of the Goldman Sachs Presentations and the performance of the analyses set forth therein, and (ii) any financial projections, other estimates and/or other forward-looking information obtained by Goldman Sachs from public sources, data suppliers and other third parties, Goldman Sachs assumed that such information was reasonable and reliable. Goldman Sachs expressed no view as to any of the foregoing analyses, projections or forecasts or the assumptions on which they were based, and the management of Dell confirmed that Goldman Sachs could rely upon such analyses, projections, assumptions and forecasts when preparing the Goldman Sachs Presentations and in rendering the analysis set forth therein. Goldman Sachs, with the consent of Dell, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof; accordingly, Goldman Sachs relied on the assessments made by the management of Dell and advisors to Dell with respect to such issues. The matters considered by Goldman Sachs in their financial analyses and reflected in the Goldman Sachs Presentations were necessarily based on various assumptions, including assumptions concerning general business, economic and capital markets conditions and industry-specific and company-specific factors as in effect on, and information made available to Goldman Sachs as of the date of such Goldman Sachs Presentation. Many such conditions are beyond the control of Dell, Pivotal, VMware and Goldman Sachs. Accordingly, the analyses included in the Goldman Sachs Presentations are inherently subject to uncertainty, and neither of Goldman Sachs nor any other person assumes responsibility if future results are different from those forecasted. Furthermore, it should be understood that subsequent developments may affect the views expressed in the Goldman Sachs Presentations and that Goldman Sachs does not have any obligation to update, revise or reaffirm its financial analyses or the Goldman Sachs Presentations based on circumstances, developments or events occurring after the date of such Goldman Sachs Presentation. With respect to the financial analyses performed by Goldman Sachs in the Goldman Sachs Presentations: (a) such financial analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses and (b) such financial analyses do not purport to be appraisals or to reflect the prices at which shares or other securities or financial instruments of or relating to the common stock, the VMware Class A common stock or the VMware Class B common stock may trade or otherwise be transferable at any time. The Goldman Sachs Presentations should not be viewed as a recommendation with respect to any matter pertaining to the transactions contemplated by the merger agreement. The terms of the transactions contemplated by the merger agreement, including the merger consideration, were determined solely through negotiations between the parties to the merger agreement. The Goldman Sachs Presentations did not address the relative merits of the transactions contemplated by the merger agreement or any other transactions contemplated in connection with the transactions contemplated by the merger agreement compared to other business strategies or transactions that may have been considered by the Dell Board. The following is a summary of the material financial analyses contained in the Goldman Sachs Presentations, which is qualified in its entirety by the full text of the Goldman Sachs Presentations. The following summary does not, however, purport to be a complete description of the financial analyses or data presented by Goldman Sachs, nor does the order of analyses or presentations represent relative importance or weight given to those analyses or presentations by Goldman Sachs. The Goldman Sachs Presentations were supplemented by Goldman Sachs’s oral discussion, the nature and substance of which is summarized herein. Considering the summaries set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying these analyses, could create a misleading or incomplete view of the Goldman Sachs Presentations. 74 Insert Rider 74

The Goldman Sachs Presentations The Goldman Sachs Presentations are presentations that representatives of Goldman Sachs presented to the Dell Board with respect to the transactions contemplated by the merger agreement and consisted of preliminary financial analyses related to those transactions as described below. The August 13 Presentation The presentation that representatives of Goldman Sachs sent to the Dell Board on August 13, 2019 reviewed a range of financial considerations and implications related to the transactions contemplated by the merger agreement, including: (i) a summary of VMware’s August 13, 2019 proposal; (ii) a historical exchange ratio analysis based on information Goldman Sachs obtained from Bloomberg, including (1) the closing prices of the VMware Class A common stock and the Class A common stock on August 12, 2019, (2) the high and low closing prices of the VMware Class A common stock and the Class A common stock for the 52-week period ended on August 12, 2019, and (3) the volume weighted average prices (the ‘‘VWAP’’) of the VMware Class A common stock and the Class A common stock for various trading day periods ended on August 12, 2019, which such analysis indicated: (a) a range of implied exchange ratios of VMware Class B common stock to Class B common stock of 0.053 to 0.141, (b) a range of implied values (the ‘‘implied values’’) of the VMware Class B common stock issued to Dell of $1.110 billion to $2.930 billion, and (c) a range of differences between the implied value of the VMware Class B common stock issued to Dell based on the exchange ratio of 0.0550 of a share of VMware Class B common stock for each share of Class B common stock (the ‘‘Exchange Ratio’’) and the implied values of $(34) million to $1.786 billion; and (iii) an overview of potential collar structures. The August 21 Presentation The presentation that representatives of Goldman Sachs sent to the Dell Board on August 21, 2019 updated certain of the financial considerations and implications presented in the prior presentation, including: (i) based on information Goldman Sachs obtained from Bloomberg and SEC filings, a situation update; (ii) based on information Goldman Sachs obtained from Bloomberg, the historical trading prices of the Class A common stock and VMware Class A common stock compared to the S&P 500 for the period from Pivotal’s IPO of the Class A common stock in April 2018 to August 20, 2019 and for the period from the release of Pivotal’s financial results for its fiscal quarter ended May 3, 2019 on June 6, 2019, which is Pivotal’s first quarter of the fiscal year 2020, to August 20, 2019; and (iii) based on the forecasts and information Goldman Sachs obtained from Thomson One, an illustrative analysis at various prices, assuming (a) the Exchange Ratio and the implied price per share of the Class A common stock based on the price per share of the VMware Class A common stock on August 14, 2019, the last trading day prior to public announcement of VMware’s August 13, 2019 proposal (the ‘‘August 14 assumption’’), (b) the Exchange Ratio and the implied price per share of the Class A common stock based on the price per share of VMware Class A common stock on August 20, 2019 (the ‘‘August 20 assumption’’), and (c) the Exchange Ratio and a $15.00 price per share of Class A common stock (the ‘‘$15.00 assumption’’), which such analysis indicated the implied enterprise value of Pivotal standalone as a multiple of the estimated revenue for Pivotal for the fiscal year 2021: (1) for the August 14 assumption, 1.9x based on Pivotal FY2021E revenue Goldman Sachs obtained from Thomson One and 1.8x based on Pivotal FY2021E revenue from the forecasts, (2) for the August 20 assumption, 1.7x based on both Pivotal FY2021E revenue Goldman Sachs obtained from Thomson One and for the $15.00 assumption, 4.3x based on Pivotal FY2021E revenue Goldman Sachs obtained from Thomson One and 4.1x based on Pivotal FY2021E revenue from the forecasts. 75 from the forecasts, and (3) that included the mean of the combined estimates of analyst coverage that included the mean of the combined estimates of analyst coverage that included the mean of the combined estimates of analyst coverage,

Riders to Proposed Markup

Rider 74

The matters considered by Goldman Sachs in their financial analyses and reflected in each Goldman Sachs Presentation were necessarily based on various assumptions and information made available to Goldman Sachs as of the date of such Goldman Sachs Presentation and as set forth in the full text of such Goldman Sachs Presentation. These assumptions and information include the financial projections for Pivotal prepared by its management as approved for Goldman Sachs’s use by Dell and included under “— Financial Projections,” the financial projections for VMware prepared by its management as approved for Goldman Sachs’s use by Dell and included under “—Certain Financial Projections Reviewed by the VMware Special Committee, the VMware Special Committee’s Financial Advisor, Dell and Dell’s Financial Advisor,” Wall Street research analyst estimates for Pivotal and for VMware, which Goldman Sachs obtained from Thomson One and the fully diluted equity capitalization of VMware pro forma for the transactions contemplated by the merger agreement prepared by the management of VMware as approved for Goldman Sachs’s use by Dell and included in the Goldman Sachs Presentation dated August 21, 2019.

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